

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2024

Eli Yoresh
Chief Financial Officer
Foresight Autonomous Holdings Ltd.
7 Golda Meir
Ness Ziona
7414001 Israel

> **Re: Foresight Autonomous Holdings Ltd.**
> **Registration Statement on Form F-3**
> **Filed January 26, 2024**
> **File No. 333-276709**

Dear Eli Yoresh:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan at 202-551-6756 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ron Ben-Bassat